Exhibit 99.2

Empowering Local Life Services, Quhuo Explores New Domains in SaaS+ Services with Gig Economy Model

BEIJING, May 8, 2024 /PRNewswire/ -- Recently, Quhuo Limited (NASDAQ: QH) ("Quhuo" or "the company"), a leading gig economy platform focusing on local community-centered services in China, announced a significant strategic deployment: expanding its SaaS+ service scenarios into medical care, long-term residential housing, and elderly care apartments. Leveraging the gig economy model, Quhuo aims to reduce costs and increase efficiency for local life service providers, thereby driving further development for both enterprises and the industry.

In recent years, against the backdrop of increasing economic uncertainty, the traditional direct employment model has been unable to meet the flexible and varied human resource needs of enterprises. The release of the "China Flexible Employment Blue Book" in 2023 highlighted this trend, with nearly 70% of national enterprises attempting to adopt gig economy methods, and over 35% of positions now utilizing the gig economy model. This shift not only reflects the market's urgent demand for flexibility but also signifies the rapid development of the "new gig economy".

Leveraging over a decade of deep accumulation in the field of localized life services, Quhuo has developed a unique SaaS+ service product through technological innovation and the gig economy model. After years of development, it has provided human resource management, financial management, data analysis, and other services to more than 8,000 local life service providers in fields such as homestays, hotels, housekeeping, laundry, and restaurant closure. These services not only help businesses reduce costs and improve efficiency but more importantly, broaden their revenue sources.

Building on this foundation, Quhuo plans to further expand its horizons to the medical field, collaborating with leading enterprises in medical institutions to provide comprehensive gig economy model SaaS+ service solutions for cleaning, nursing, and logistics positions. These solutions will cover various aspects, including recruiting social personnel, managing employment, settling payroll, and constructing employee service stations, fully addressing the flexible employment needs in the medical field.

Simultaneously, Quhuo focuses on innovation and development in the accommodation sector. Following the rural homestay business, Quhuo will expand its operations towards long-term platforms and elderly care apartments. Through cooperation with leading real estate rental companies in China, Quhuo plans to explore revitalization schemes for new and second-hand properties, injecting new vitality into the rental market. This will not only help landlords and rental companies increase rental income but also provide tenants with more high-quality accommodation options. According to Tong Ji, the business head of Quhuo accommodation sector, the company plans to pilot in Qinhuangdao, Hebei province, in the second quarter of 2024, launching three products: long-term residential housing, boutique apartments, and elderly care apartments, marking another significant innovation in Quhuo's accommodation services.

The successful application of SaaS+ services has not only injected new momentum into the development of Quhuo's localized life services but also provided new insights for the industry's transformation and upgrading. In the future, Quhuo plans to expand the market share of SaaS+ services in medical care, elderly care, and long-term apartments, helping the company achieve rapid business growth and empowering local life service enterprises to overtake in the new economic situation.

About Quhuo Limited

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statements

This press release contains ’‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the development of the COVID-19 pandemic and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

SOURCE Quhuo Limited

For further information: Quhuo Limited, E-mail: pr@meishisong.cn